No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2014

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

SWEPSONVILLE, N.C., U.S.A., August 6, 2014 - Honda Power Equipment Manufacturing, Inc. (HPE) today marked the 30th anniversary of operations at its Swepsonville facility by announcing a new $8.5 million investment in plant operations to innovate production processes and add new products. Among other changes, the plant will add a new line for the production of two-stage snow blowers and prepare for the addition of Honda generators to its already diverse production lineup.

Exhibit 2:

On August 8, 2014, Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal first quarter ended June 30, 2014 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Kohei Takeuchi
Kohei Takeuchi
Operating Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: September 10, 2014

Honda Power Equipment Manufacturing, Inc. Celebrates 30 Years of Production with New $8.5 Million Capital Investment

SWEPSONVILLE, N.C., U.S.A., August 6, 2014 - Honda Power Equipment Manufacturing, Inc. (HPE) today marked the 30th anniversary of operations at its Swepsonville facility by announcing a new $8.5 million investment in plant operations to innovate production processes and add new products. Among other changes, the plant will add a new line for the production of two-stage snow blowers and prepare for the addition of Honda generators to its already diverse production lineup.

For details, please refer to the website of Honda Motor Co., Ltd

http://world.honda.com/news/2014/c140806Honda-Power-Equipment-Manufacturing-Celebrates-30-Years/index.html

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

June 30, 2014

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2014 and June 30, 2014

	Yen (millions)
Assets	March 31, 2014	June 30, 2014
	unaudited	unaudited
Current assets:
Cash and cash equivalents	¥1,168,914	¥1,107,647
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥9,677 million as of March 31, 2014 and ¥9,070 million as of June 30, 2014 (note 3)	1,158,671	1,048,694
Finance subsidiaries-receivables, net (notes 2 and 3)	1,464,215	1,478,573
Inventories (note 4)	1,302,895	1,289,093
Deferred income taxes	202,123	182,655
Other current assets (notes 3, 5 and 8)	474,448	453,722

Total current assets	5,771,266	5,560,384

Finance subsidiaries-receivables, net (notes 2 and 3)	3,317,553	3,292,260

Investments and advances:
Investments in and advances to affiliates	564,266	595,647
Other, including marketable equity securities (notes 3 and 5)	253,661	262,185

Total investments and advances	817,927	857,832

Property on operating leases:
Vehicles	2,718,131	2,794,472
Less accumulated depreciation	481,410	482,073

Net property on operating leases	2,236,721	2,312,399

Property, plant and equipment, at cost:
Land	521,806	519,775
Buildings	1,895,140	1,931,841
Machinery and equipment	4,384,255	4,388,157
Construction in progress	339,093	308,058

	7,140,294	7,147,831
Less accumulated depreciation and amortization	4,321,862	4,342,350

Net property, plant and equipment	2,818,432	2,805,481

Other assets, net of allowance for doubtful accounts of ¥22,100 million as of March 31, 2014 and ¥21,898 million as of June 30, 2014 (notes 3 and 8)	660,132	659,465

Total assets	¥15,622,031	¥15,487,821

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2014 and June 30, 2014

	Yen (millions)
Liabilities and Equity	March 31, 2014	June 30, 2014
	unaudited	unaudited
Current liabilities:
Short-term debt	¥1,319,344	¥1,463,290
Current portion of long-term debt	1,303,464	1,175,081
Trade payables:
Notes	28,501	27,735
Accounts	1,071,179	946,753
Accrued expenses (note 9)	626,503	566,381
Income taxes payable	43,085	62,882
Other current liabilities (note 8)	319,253	349,723

Total current liabilities	4,711,329	4,591,845

Long-term debt, excluding current portion	3,234,066	3,204,962
Other liabilities (note 9)	1,563,238	1,522,845

Total liabilities	9,508,633	9,319,652

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares as of March 31, 2014 and as of June 30, 2014; issued 1,811,428,430 shares as of March 31, 2014 and as of June 30, 2014	86,067	86,067
Capital surplus	171,117	171,117
Legal reserves	49,276	50,922
Retained earnings (note 10(a))	6,431,682	6,536,898
Accumulated other comprehensive income (loss), net (notes 5, 6 and 8)	(793,014)	(840,841)
Treasury stock, at cost 9,137,234 shares as of March 31, 2014 and 9,137,831 shares as of June 30, 2014	(26,149)	(26,151)

Total Honda Motor Co., Ltd. shareholders’ equity	5,918,979	5,978,012

Noncontrolling interests	194,419	190,157

Total equity	6,113,398	6,168,169

Commitments and contingent liabilities (note 9)
Total liabilities and equity	¥15,622,031	¥15,487,821

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the three months ended June 30, 2013 and 2014

	Yen (millions)
	June 30, 2013	June 30, 2014
	unaudited	unaudited
Net sales and other operating revenue	¥2,834,095	¥2,988,279

Operating costs and expenses:
Cost of sales	2,124,409	2,238,262
Selling, general and administrative	383,061	408,840
Research and development	141,662	143,134

	2,649,132	2,790,236

Operating income	184,963	198,043

Other income (expenses):
Interest income	5,992	5,152
Interest expense	(2,974)	(4,413)
Other, net (notes 5 and 8)	(15,946)	31

	(12,928)	770

Income before income taxes and equity in income of affiliates	172,035	198,813

Income tax expense (note 1(c)):
Current	43,866	78,567
Deferred	26,973	3,229

	70,839	81,796

Income before equity in income of affiliates	101,196	117,017

Equity in income of affiliates	31,767	38,588

Net income	132,963	155,605

Less: Net income attributable to noncontrolling interests	10,464	9,093

Net income attributable to Honda Motor Co., Ltd.	¥122,499	¥146,512

	Yen
	June 30, 2013	June 30, 2014
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 12)	¥67.97	¥81.29

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2013 and 2014

	Yen (millions)
	June 30, 2013	June 30, 2014
	unaudited	unaudited
Net income	¥132,963	¥155,605

Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	189,546	(55,326)
Unrealized gains (losses) on available-for-sale securities, net	8,694	8,284
Unrealized gains (losses) on derivative instruments, net	587	—
Pension and other postretirement benefits adjustments	2,685	(4,726)

Other comprehensive income (loss), net of tax (note 6)	201,512	(51,768)

Comprehensive income (loss)	334,475	103,837
Less: Comprehensive income attributable to noncontrolling interests	18,975	5,152

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	¥315,500	¥98,685

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the three months ended June 30, 2013 and 2014

	Yen (millions)
	June 30, 2013	June 30, 2014
	unaudited	unaudited
Cash flows from operating activities:
Net income	¥132,963	¥155,605
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	108,313	117,312
Depreciation of property on operating leases	80,397	94,947
Deferred income taxes	26,973	3,229
Equity in income of affiliates	(31,767)	(38,588)
Dividends from affiliates	5,735	7,156
Provision for credit and lease residual losses on finance subsidiaries-receivables	4,623	3,528
Impairment loss on property on operating leases	615	385
Loss (gain) on derivative instruments, net	(21,038)	627
Decrease (increase) in assets:
Trade accounts and notes receivable	92,404	92,913
Inventories	38,389	(3,515)
Other current assets	5,742	21,177
Other assets	1,022	(8,833)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(101,821)	(71,829)
Accrued expenses	(52,262)	(48,100)
Income taxes payable	(2,065)	20,876
Other current liabilities	46,310	37,092
Other liabilities	(12,524)	(6,440)
Other, net	(17,819)	(22,871)

Net cash provided by operating activities	304,190	354,671

Cash flows from investing activities:
Increase in investments and advances	(9,696)	(7,821)
Decrease in investments and advances	14,132	8,310
Payments for purchases of available-for-sale securities	(16,453)	(5,351)
Proceeds from sales of available-for-sale securities	1,597	3,568
Payments for purchases of held-to-maturity securities	(10)	(357)
Proceeds from redemptions of held-to-maturity securities	1,707	16
Capital expenditures	(210,696)	(194,225)
Proceeds from sales of property, plant and equipment	8,079	13,897
Proceeds from insurance recoveries for damaged property, plant and equipment	6,800	—
Acquisitions of finance subsidiaries-receivables	(745,780)	(652,357)
Collections of finance subsidiaries-receivables	559,386	632,364
Purchases of operating lease assets	(271,474)	(361,262)
Proceeds from sales of operating lease assets	164,237	175,340
Other, net	—	328

Net cash used in investing activities	(498,171)	(387,550)

Cash flows from financing activities:
Proceeds from short-term debt	1,928,544	2,025,424
Repayments of short-term debt	(1,856,102)	(1,876,723)
Proceeds from long-term debt	378,042	192,788
Repayments of long-term debt	(320,903)	(303,734)
Dividends paid (note 10(a))	(34,243)	(39,650)
Dividends paid to noncontrolling interests	(5,889)	(5,053)
Sales (purchases) of treasury stock, net	(6)	(2)
Other, net	(8,399)	(11,142)

Net cash provided by (used in) financing activities	81,044	(18,092)

Effect of exchange rate changes on cash and cash equivalents	46,009	(10,296)

Net change in cash and cash equivalents	(66,928)	(61,267)
Cash and cash equivalents at beginning of period	1,206,128	1,168,914

Cash and cash equivalents at end of period	¥1,139,200	¥1,107,647

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) General and Summary of Significant Accounting Policies

(a)	Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). In the opinion of management, all adjustments which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2014 consolidated financial statements and notes thereto included in Honda Motor Co., Ltd. and Subsidiaries Annual Report for the year ended March 31, 2014.

(b)	Basis of Presenting Consolidated Financial Statements

The Company and its Japanese subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with U.S. GAAP.

(c)	Accounting Policies Specifically Applied for Quarterly Consolidated Financial Statements

Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the three months ended June 30, 2014. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

(2) Allowances for Finance Subsidiaries-receivables

	Yen (millions)
	March 31, 2014	June 30, 2014
Finance subsidiaries-receivables
Allowance for credit losses	¥21,559	¥21,814
Allowance for losses on lease residual values	2,131	1,813

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3) Credit Quality of Finance Receivables and Allowance for Credit Losses

The finance subsidiaries of the Company provide retail lending and leasing to customers and wholesale financing to dealers primarily to support sales of our products. Honda classifies retail and direct financing lease receivables (consumer finance receivables) derived from those services as finance subsidiaries-receivables. Operating leases are classified as property on operating leases. Certain finance receivables related to sales of inventory are included in trade accounts and notes receivable and other assets in the consolidated balance sheets.

Finance subsidiaries-receivables, net, consisted of the following at March 31, 2014 and June 30, 2014:

	Yen (millions)
	March 31, 2014	June 30, 2014
Retail	¥4,678,741	¥4,673,915
Direct financing lease	422,936	421,832
Wholesale flooring	434,219	397,312
Commercial loans	63,176	63,369

Total finance receivables	5,599,072	5,556,428
Less:
Allowance for credit losses	24,851	24,927
Allowance for losses on lease residual values	2,131	1,813
Unearned interest income and fees	38,093	38,404

	5,533,997	5,491,284
Less:
Finance receivables included in trade accounts and notes receivables, net	498,230	457,035
Finance receivables included in other assets, net	253,999	263,416

Finance subsidiaries-receivables, net	4,781,768	4,770,833
Less current portion	1,464,215	1,478,573

Noncurrent finance subsidiaries-receivables, net	¥3,317,553	¥3,292,260

Allowance for credit losses

The majority of the credit risk is with consumer financing and to a lesser extent with dealer financing. Credit risk is affected by general economic conditions. The allowance for credit losses is management’s estimate of probable losses incurred on finance receivables.

Consumer finance receivables are collectively evaluated for impairment. Delinquencies and losses are continuously monitored and this historical experience provides the primary basis for estimating the allowance. Various methodologies are utilized when estimating the allowance for credit losses including models that incorporate vintage loss and delinquency migration analysis. The models take into consideration attributes of the portfolio including loan-to-value ratios, internal and external credit scores, and collateral types. Economic factors such as used vehicle prices, unemployment rates, and consumer debt service burdens are also incorporated when estimating losses.

Wholesales receivables are individually evaluated for impairment when specifically identified as impaired. Wholesales receivables are considered to be impaired when it is probable that our finance subsidiaries will be unable to collect all amounts due according to the original terms of the loan. The determination of whether dealer loans are impaired is based on evaluations of dealerships’ payment history, financial condition and cash flows, and their ability to perform under the terms of the loans. Dealer loans that have not been specifically identified as impaired are collectively evaluated for impairment.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Honda regularly reviews the adequacy of the allowance for credit losses. The estimates are based on information available as of each reporting date. However, actual losses may differ from the original estimates as a result of actual results varying from those assumed in our estimates with inherently uncertain items.

The following tables present the changes in the allowance for credit losses on finance receivables for the three months ended June 30, 2013 and 2014.

For the three months ended June 30, 2013

	Yen (millions)
	Retail	Direct financing lease	Wholesale	Total
Balance at beginning of period	¥17,643	¥789	¥1,284	¥19,716
Provision	4,269	65	14	4,348
Charge-offs	(5,631)	(114)	(17)	(5,762)
Recoveries	2,437	24	3	2,464
Adjustments from foreign currency translation	955	11	60	1,026

Balance at end of period	¥19,673	¥775	¥1,344	¥21,792

For the three months ended June 30, 2014

	Yen (millions)
	Retail	Direct financing lease	Wholesale	Total
Balance at beginning of period	¥21,637	¥636	¥2,578	¥24,851
Provision	3,578	102	1	3,681
Charge-offs	(6,228)	(149)	(143)	(6,520)
Recoveries	2,928	23	20	2,971
Adjustments from foreign currency translation	(69)	5	8	(56)

Balance at end of period	¥21,846	¥617	¥2,464	¥24,927

In the finance subsidiaries of the Company in North America, retail and direct financing lease receivables are charged off when they become 120 days past due or earlier if they have been specifically identified as uncollectible. Wholesale receivables are charged off when they have been individually identified as uncollectible. In the finance subsidiaries of the Company in other areas except for North America, finance receivables are charged off when they have been identified as substantially uncollectible according to the internal standards of each subsidiary.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Delinquencies

In the finance subsidiaries of the Company in North America, retail and direct financing lease receivables are considered delinquent if more than 10% of a monthly scheduled payment is contractually past due on a cumulative basis. Wholesale receivables are considered delinquent when any principal payments are past due. In the finance subsidiaries of the Company in other areas except for North America, finance receivables are considered delinquent when any principal payments are past due.

The following tables present the age analysis of past due finance receivables at March 31, 2014 and June 30, 2014.

As of March 31, 2014

	Yen (millions)
	30-59 days past due	60-89 days past due	90 days and greater past due	Total past due	Current*	Total finance receivables
Retail
New auto	¥15,948	¥2,069	¥2,745	¥20,762	¥4,044,290	¥4,065,052
Used & certified auto	5,557	689	281	6,527	424,872	431,399
Others	1,239	507	1,800	3,546	178,744	182,290

Total retail	22,744	3,265	4,826	30,835	4,647,906	4,678,741
Direct financing lease	1,106	214	384	1,704	421,232	422,936
Wholesale
Wholesale flooring	526	227	758	1,511	432,708	434,219
Commercial loans	—	—	133	133	63,043	63,176

Total wholesale	526	227	891	1,644	495,751	497,395

Total finance receivables	¥24,376	¥3,706	¥6,101	¥34,183	¥5,564,889	¥5,599,072

As of June 30, 2014

	Yen (millions)
	30-59 days past due	60-89 days past due	90 days and greater past due	Total past due	Current*	Total finance receivables
Retail
New auto	¥17,691	¥3,098	¥2,746	¥23,535	¥4,046,998	¥4,070,533
Used & certified auto	6,452	1,097	408	7,957	409,537	417,494
Others	1,373	626	1,845	3,844	182,044	185,888

Total retail	25,516	4,821	4,999	35,336	4,638,579	4,673,915
Direct financing lease	952	232	333	1,517	420,315	421,832
Wholesale
Wholesale flooring	85	196	489	770	396,542	397,312
Commercial loans	—	—	114	114	63,255	63,369

Total wholesale	85	196	603	884	459,797	460,681

Total finance receivables	¥26,553	¥5,249	¥5,935	¥37,737	¥5,518,691	¥5,556,428

*	Includes recorded investment of finance receivables that are less than 30 days past due.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Credit quality indicators

The collection experience of consumer finance receivables provides an indication of the credit quality of consumer finance receivables. The likelihood of accounts charging off becomes significantly higher once an account becomes 60 days delinquent. The table below segments the Company’s portfolio of consumer finance receivables between groups the Company considers to be performing and nonperforming. Accounts that are delinquent for 60 days or greater are included in the nonperforming group and all other accounts are considered to be performing.

The following tables present the balances of consumer finance receivables by this credit quality indicator at March 31, 2014 and June 30, 2014.

As of March 31, 2014

	Yen (millions)
	Performing	Nonperforming	Total consumer finance receivables
Retail
New auto	¥4,060,238	¥4,814	¥4,065,052
Used & certified auto	430,429	970	431,399
Others	179,983	2,307	182,290

Total retail	4,670,650	8,091	4,678,741
Direct financing lease	422,338	598	422,936

Total	¥5,092,988	¥8,689	¥5,101,677

As of June 30, 2014

	Yen (millions)
	Performing	Nonperforming	Total consumer finance receivables
Retail
New auto	¥4,064,689	¥5,844	¥4,070,533
Used & certified auto	415,989	1,505	417,494
Others	183,417	2,471	185,888

Total retail	4,664,095	9,820	4,673,915
Direct financing lease	421,267	565	421,832

Total	¥5,085,362	¥10,385	¥5,095,747

A credit quality indicator for wholesale receivables is the internal risk ratings for the dealerships. Dealerships are assigned an internal risk rating based primarily on their financial condition. At a minimum, risk ratings for dealerships are updated annually and more frequently for dealerships with weaker risk ratings. The table below presents outstanding wholesale receivables balances by the internal risk rating group. Group A includes the loans of dealerships with the highest credit quality characteristics in the strongest risk rating tier. Group B includes the loans of all remaining dealers and are considered to have weaker credit quality characteristics. Although the likelihood of losses can be higher for dealerships in Group B, the overall risk of losses is not considered to be significant.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables present the balances of wholesale receivables by this credit quality indicator at March 31, 2014 and June 30, 2014.

As of March 31, 2014

	Yen (millions)
	Group A	Group B	Total
Wholesale
Wholesale flooring	¥245,019	¥189,200	¥434,219
Commercial loans	36,364	26,812	63,176

Total	¥281,383	¥216,012	¥497,395

As of June 30, 2014

	Yen (millions)
	Group A	Group B	Total
Wholesale
Wholesale flooring	¥237,198	¥160,114	¥397,312
Commercial loans	37,908	25,461	63,369

Total	¥275,106	¥185,575	¥460,681

Other finance receivables

Except for the finance subsidiaries-receivables, the other finance receivables about which credit quality information and the allowance for credit losses are required to be disclosed of ¥29,605 million and ¥25,588 million are included in other current assets, investments and advances-other and other assets in the consolidated balance sheets at March 31, 2014 and June 30, 2014, respectively. Honda estimates, individually, the collectibility of the other finance receivables based on the financial condition of the debtor. The impaired finance receivables amounted to ¥20,094 million and ¥20,057 million at March 31, 2014 and June 30, 2014, respectively, for which the allowance for credit losses were ¥19,996 million and ¥19,959 million at March 31, 2014 and June 30, 2014, respectively.

Regarding the other finance receivables which are not impaired, there are no past due receivables.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4) Inventories

Inventories at March 31, 2014 and June 30, 2014 are summarized as follows:

	Yen (millions)
	March 31, 2014	June 30, 2014
Finished goods	¥759,099	¥743,777
Work in process	69,731	73,523
Raw materials	474,065	471,793

Total	¥1,302,895	¥1,289,093

(5) Investments and Advances-Other

Investments and advances at March 31, 2014 and June 30, 2014 consist of the following:

	Yen (millions)
	March 31, 2014	June 30, 2014
Current
Corporate debt securities	¥11,050	¥8,807
Government bonds	2,000	2,000
Local bonds	6,620	7,071
Advances	1,028	2,004
Certificates of deposit	1,558	1,558
Other	15,012	17,522

Total	¥37,268	¥38,962

Investments and advances due within one year are included in other current assets in the consolidated balance sheets.

	Yen (millions)
	March 31, 2014	June 30, 2014
Noncurrent
Auction rate securities	¥6,999	¥6,892
Marketable equity securities	138,476	149,973
Corporate debt securities	8,542	8,616
Local bonds	15,850	15,609
U.S. government agency debt securities	5,455	5,980
Non-marketable equity securities accounted for under the cost method
Non-marketable preferred stocks	969	969
Other	10,316	7,785
Guaranty deposits	18,742	18,528
Advances	1,998	1,921
Other	46,314	45,912

Total	¥253,661	¥262,185

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Certain information with respect to available-for-sale securities and held-to-maturity securities at March 31, 2014 and June 30, 2014 are summarized below:

	Yen (millions)
	March 31, 2014	June 30, 2014
Available-for-sale
Cost	¥84,820	¥85,347
Fair value	185,960	198,748
Gross unrealized gains	101,917	114,184
Gross unrealized losses	777	783

Held-to-maturity
Amortized cost	¥34,650	¥34,960
Fair value	34,667	34,966
Gross unrealized gains	17	6
Gross unrealized losses	—	—

Maturities of debt securities classified as available-for-sale at June 30, 2014 are as follows:

Yen (millions)
Due within one year	¥2,534
Due after one year through five years	15,305
Due after five years through ten years	7,805
Due after ten years	14,291

Total	¥39,935

Maturities of debt securities classified as held-to-maturity at June 30, 2014 are as follows:

Yen (millions)
Due within one year	¥22,874
Due after one year through five years	469
Due after five years through ten years	10,788
Due after ten years	829

Total	¥34,960

There were no significant realized gains and losses from available-for-sale securities included in other income (expenses) – other, net for the three months ended June 30, 2013 and 2014.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Gross unrealized losses on available-for-sale securities and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31, 2014 and June 30, 2014 are as follows:

	Yen (millions)
	March 31, 2014		June 30, 2014
	Fair value	Unrealized losses	Fair value	Unrealized losses
Less than 12 months	¥8,877	¥224	¥7,884	¥260
12 months or longer	7,351	553	7,233	523

Total	¥16,228	¥777	¥15,117	¥783

Honda does not believe the decline in fair value of any of its investment securities to be other than temporary, based on factors such as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

There were no held-to-maturity securities in a loss position at March 31, 2014 and June 30, 2014.

(6) Other Comprehensive Income (Loss)

The following tables present the changes in accumulated other comprehensive income (loss) by component for the three months ended June 30, 2013 and 2014.

For the three months ended June 30, 2013

	Yen (millions)
	Adjustments from foreign currency translation	Unrealized gains (losses) on available-for-sale securities, net	Unrealized gains (losses) on derivative instruments, net	Pension and other postretirement benefits adjustments	Total
Balance at beginning of period	¥(969,583)	¥44,131	¥(237)	¥(311,103)	¥(1,236,792)
Other comprehensive income (loss) before reclassifications	189,546	8,476	350	(202)	198,170
Amounts reclassified from accumulated other comprehensive income (loss)	—	218	237	2,887	3,342

Net current-period other comprehensive income (loss)	189,546	8,694	587	2,685	201,512

Less: Other comprehensive income attributable to noncontrolling interests	8,443	25	—	43	8,511

Balance at end of period	¥(788,480)	¥52,800	¥350	¥(308,461)	¥(1,043,791)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended June 30, 2014

	Yen (millions)
	Adjustments from foreign currency translation	Unrealized gains (losses) on available-for-sale securities, net	Unrealized gains (losses) on derivative instruments, net	Pension and other postretirement benefits adjustments	Total
Balance at beginning of period	¥(649,159)	¥59,350	¥—	¥(203,205)	¥(793,014)
Other comprehensive income (loss) before reclassifications	(57,892)	8,341	—	(4,914)	(54,465)
Amounts reclassified from accumulated other comprehensive income (loss)	2,566	(57)	—	188	2,697

Net current-period other comprehensive income (loss)	(55,326)	8,284	—	(4,726)	(51,768)

Less: Other comprehensive income attributable to noncontrolling interests	(3,985)	(1)	—	45	(3,941)

Balance at end of period	¥(700,500)	¥67,635	¥—	¥(207,976)	¥(840,841)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents the reclassifications out of accumulated other comprehensive income (loss) by component for the three months ended June 30, 2013 and 2014.

For the three months ended June 30, 2013 and 2014

	Yen (millions)
Details about accumulated other comprehensive income (loss) components	June 30, 2013	June 30, 2014	Affected line items in the statement where net income is presented
Adjustments from foreign currency translation
	¥—	¥(2,613)	Other income (expenses)—Other, net
	—	47	Income tax expense

	¥—	¥(2,566)	Net income

Unrealized gains (losses) on available-for-sale securities, net
	¥(336)	¥88	Other income (expenses)—Other, net
	118	(31)	Income tax expense

	¥(218)	¥57	Net income

Unrealized gains (losses) on derivative instruments, net
	¥(381)	¥—	Other income (expenses)—Other, net
	144	—	Income tax expense

	¥(237)	¥—	Net income

Pension and other postretirement benefits adjustments
	¥(4,482)	¥(363)	*
	1,595	175	Income tax expense

	¥(2,887)	¥(188)	Net income

Total reclassifications for the period	¥(3,342)	¥(2,697)

*	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7) Fair Value Measurements

In accordance with the FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures”, Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety.

The following tables present the assets and liabilities measured at fair value on a recurring basis as of March 31, 2014 and June 30, 2014.

As of March 31, 2014

	Yen (millions)
	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Derivative instruments
Foreign exchange instruments (note 8)	¥—	¥11,036	¥—	¥11,036	¥—	¥—
Interest rate instruments (note 8)	—	19,814	—	19,814	—	—

Total derivative instruments	—	30,850	—	30,850	(10,804)	20,046

Available-for-sale securities
Marketable equity securities	138,476	—	—	138,476	—	138,476
Auction rate securities	—	—	6,999	6,999	—	6,999
Debt securities	—	31,905	—	31,905	—	31,905
Others	5,146	3,434	—	8,580	—	8,580

Total available-for-sale securities	143,622	35,339	6,999	185,960	—	185,960

Total	¥143,622	¥66,189	¥6,999	¥216,810	¥(10,804)	¥206,006

Liabilities:
Derivative instruments
Foreign exchange instruments (note 8)	¥—	¥(14,852)	¥—	¥(14,852)	¥—	¥—
Interest rate instruments (note 8)	—	(10,887)	—	(10,887)	—	—

Total derivative instruments	—	(25,739)	—	(25,739)	10,804	(14,935)

Total	¥—	¥(25,739)	¥—	¥(25,739)	¥10,804	¥(14,935)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of June 30, 2014

	Yen (millions)
	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Derivative instruments
Foreign exchange instruments (note 8)	¥—	¥9,703	¥—	¥9,703	¥—	¥—
Interest rate instruments (note 8)	—	20,595	—	20,595	—	—

Total derivative instruments	—	30,298	—	30,298	(8,950)	21,348

Available-for-sale securities
Marketable equity securities	149,973	—	—	149,973	—	149,973
Auction rate securities	—	—	6,892	6,892	—	6,892
Debt securities	—	33,043	—	33,043	—	33,043
Others	5,271	3,569	—	8,840	—	8,840

Total available-for-sale securities	155,244	36,612	6,892	198,748	—	198,748

Total	¥155,244	¥66,910	¥6,892	¥229,046	¥(8,950)	¥220,096

Liabilities:
Derivative instruments
Foreign exchange instruments (note 8)	¥—	¥(13,742)	¥—	¥(13,742)	¥—	¥—
Interest rate instruments (note 8)	—	(8,457)	—	(8,457)	—	—

Total derivative instruments	—	(22,199)	—	(22,199)	8,950	(13,249)

Total	¥—	¥(22,199)	¥—	¥(22,199)	¥8,950	¥(13,249)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in ASC 210-20 “Balance Sheet-Offsetting” are met.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables present reconciliation during the three months ended June 30, 2013 and 2014 for all Level 3 assets and liabilities measured at fair value on a recurring basis.

For the three months ended June 30, 2013

Yen (millions)
Auction rate securities
Balance at beginning of period	¥6,928
Total realized/unrealized gains or losses
Included in earnings	—
Included in other comprehensive income (loss)	99
Purchases, issuances, settlements and sales
Purchases	—
Issuances	—
Settlements	—
Sales	(790)
Foreign currency translation	369

Balance at end of period	¥6,606

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—
Included in other comprehensive income (loss)	—

For the three months ended June 30, 2014

Yen (millions)
Auction rate securities
Balance at beginning of period	¥6,999
Total realized/unrealized gains or losses
Included in earnings	—
Included in other comprehensive income (loss)	—
Purchases, issuances, settlements and sales
Purchases	—
Issuances	—
Settlements	—
Sales	—
Foreign currency translation	(107)

Balance at end of period	¥6,892

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—
Included in other comprehensive income (loss)	—

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The valuation methodologies for the assets and liabilities measured at fair value on a recurring basis are as follows:

Foreign exchange and interest rate instruments (note 8)

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are estimated by using market observable inputs such as spot exchange rates, discount rates and implied volatility. Fair value measurements for foreign currency forward exchange contracts and foreign currency option contracts are classified as Level 2. The fair values of currency swap agreements and interest rate swap agreements are estimated by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these currency swap agreements and interest rate swap agreements are classified as Level 2.

The credit risk of Honda and its counterparties are considered in the valuation of foreign exchange and interest rate instruments.

Marketable equity securities

The fair value of marketable equity securities is estimated by using quoted market prices. Fair value measurement for marketable equity securities is classified as Level 1.

Auction rate securities

The subsidiary’s auction rate securities holdings were AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and United States Government, and are guaranteed about 95% by the United States Government. To estimate fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

Debt securities

Debt securities consist mainly of corporate bonds and local bonds and the fair values are estimated based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurement for debt securities is classified as Level 2.

Honda does not have significant assets and liabilities measured at fair value on a nonrecurring basis for the year ended March 31, 2014 and the three months ended June 30, 2014.

Honda has not elected the fair value option for the year ended March 31, 2014 and the three months ended June 30, 2014.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated fair values of significant financial instruments at March 31, 2014 and June 30, 2014 are as follows:

	Yen (millions)
	March 31, 2014		June 30, 2014
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables*	¥5,140,064	¥5,175,564	¥5,098,054	¥5,135,055
Held-to-maturity securities	34,650	34,667	34,960	34,966
Debt	(5,856,874)	(5,917,087)	(5,843,333)	(5,903,938)

*	The carrying amounts of finance subsidiaries-receivables at March 31, 2014 and June 30, 2014 in the table exclude ¥393,933 million and ¥393,230 million, respectively, of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets. The carrying amounts of finance subsidiaries-receivables at March 31, 2014 and June 30, 2014 in the table also include ¥752,229 million and ¥720,451 million of finance receivables classified as trade accounts and notes receivable and other assets in the consolidated balance sheets, respectively.

The estimated fair values have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair values.

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade receivables and trade payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries-receivables

The fair values of retail receivables and commercial loans are estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale flooring receivables, the carrying amount of those receivables approximates fair value. Fair value measurements for retail receivables and commercial loans are mainly classified as Level 3.

Held-to-maturity securities

The fair value of Government bonds is estimated by using quoted market prices. Fair value measurement of those Government bonds is classified as Level 1. The fair values of corporate bonds and local bonds are estimated based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurement for these securities is classified as Level 2.

Debt

The fair values of bonds are estimated by using quoted market prices. Fair value measurement of those bonds is mainly classified as Level 1. The fair values of short-term loans and long-term loans are estimated by discounting future cash flows using interest rates currently available for loans of similar terms and remaining maturities. Fair value measurements for these loans are mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8) Risk Management Activities and Derivative Financial Instruments

Honda uses derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates (note 7). Currency swap agreements are used to manage currency risk exposure on foreign currency denominated debt. Foreign currency forward exchange contracts and purchased option contracts are used to hedge currency risk of sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to manage interest rate risk exposure and to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Honda does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda currently does not require or place collateral for these financial instruments with any counterparties.

Contract amounts outstanding for foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements and the notional principal amounts of interest rate swap agreements at March 31, 2014 and June 30, 2014 are as follows:

Derivatives not designated as hedging instruments

	Yen (millions)
	March 31, 2014	June 30, 2014
Foreign currency forward exchange contracts	¥506,734	¥438,235
Foreign currency option contracts	3,721	3,745
Currency swap agreements	366,031	315,301

Total foreign exchange instruments	¥876,486	¥757,281

Interest rate swap agreements	¥4,809,037	¥4,838,306

Total interest rate instruments	¥4,809,037	¥4,838,306

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Cash flow hedges

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the same period when forecasted hedged transactions affect earnings. The Company did not hold any derivative financial instruments designated as cash flow hedges and there was no amount recognized in accumulated other comprehensive income (loss) at March 31, 2014.

The period that hedges the changes in cash flows related to the risk of foreign currency rate was at most around two months for the year ended March 31, 2014. There were no derivative financial instruments where hedge accounting had been discontinued due to the forecasted transaction no longer being probable. The Company excluded financial instruments’ time value component from the assessment of hedge effectiveness. There was no portion of hedging instruments that had been assessed ineffective.

There are no derivative financial instruments designated as cash flow hedges for the three months ended June 30, 2014.

Derivative financial instruments not designated as accounting hedges

Changes in the fair value of derivative financial instruments not designated as accounting hedges are recognized in earnings in the period of the change.

The estimated fair values of derivative instruments at March 31, 2014 and June 30, 2014 are as follows:

As of March 31, 2014

Derivatives not designated as hedging instruments

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥11,036	¥(14,852)	¥4,910	¥2,288	¥(11,014)
Interest rate instruments	19,814	(10,887)	593	12,255	(3,921)

Total	¥30,850	¥(25,739)	¥5,503	¥14,543	¥(14,935)

Netting adjustment	(10,804)	10,804

Net amount	¥20,046	¥(14,935)

As of June 30, 2014

Derivatives not designated as hedging instruments

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥9,703	¥(13,742)	¥1,772	¥3,939	¥(9,750)
Interest rate instruments	20,595	(8,457)	1,051	14,586	(3,499)

Total	¥30,298	¥(22,199)	¥2,823	¥18,525	¥(13,249)

Netting adjustment	(8,950)	8,950

Net amount	¥21,348	¥(13,249)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The pre-tax effects of derivative instruments on the Company’s results of operations for the three months ended June 30, 2013 and 2014 are as follows:

For the three months ended June 30, 2013

Derivatives designated as hedging instruments

Cash flow hedges:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments	¥564	Other income (expenses) - Other, net	¥(381)	Other income (expenses) - Other, net	¥66
Derivatives not designated as hedging instruments
	Yen (millions)
	Gain (Loss) recognized in earnings
	Location				Amount
Foreign exchange instruments		Other income (expenses) - Other, net			¥(23,319)
Interest rate instruments		Other income (expenses) - Other, net			(5,029)

Total					¥(28,348)

For the three months ended June 30, 2014 Derivatives designated as hedging instruments Cash flow hedges:
	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments	¥—	Other income (expenses) - Other, net	¥—	Other income (expenses) - Other, net	¥—
Derivatives not designated as hedging instruments
	Yen (millions)
	Gain (Loss) recognized in earnings
	Location				Amount
Foreign exchange instruments		Other income (expenses) - Other, net			¥(3,160)
Interest rate instruments		Other income (expenses) - Other, net			922

Total					¥(2,238)

The gains and losses are included in other income (expenses) – other, net on a net basis with related items, such as foreign currency translation.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9) Contingent Liabilities

Honda has entered into various guarantee and indemnification agreements. At March 31, 2014 and June 30, 2014, Honda has guaranteed ¥25,368 million and ¥24,454 million of bank loans of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults at March 31, 2014 and June 30, 2014 are ¥25,368 million and ¥24,454 million, respectively. At June 30, 2014, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its products for specific periods of time. Honda also provides specific warranty programs, including product recalls, as needed. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in the accrued liabilities for those product warranties for the year ended March 31, 2014 and the three months ended June 30, 2014 are as follows:

	Yen (millions)
	March 31, 2014	June 30, 2014
Balance at beginning of period	¥208,033	¥269,620
Warranty claims paid during the period	(104,090)	(34,131)
Liabilities accrued for warranties issued during the period	153,898	44,480
Changes in liabilities for pre-existing warranties during the period	397	887
Foreign currency translation	11,382	(1,068)

Balance at end of period	¥269,620	¥279,788

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and accrued liabilities. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims. Honda recognizes an accrued liability for loss contingencies when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10) Information Related to Honda Motor Co., Ltd. Shareholders’ Equity

For the three months ended June 30, 2013

(a)	Information concerning dividends

1.	Dividend payout

Resolution	The ordinary general meeting of shareholders on June 19, 2013
Type of shares	Common stock
Total amount of dividends (million yen)	34,243
Dividend per share of common stock (yen)	19.00
Record date	March 31, 2013
Effective date	June 20, 2013
Resource for dividend	Retained earnings

2.	Dividends payable of which record date was in the three months ended June 30, 2013, effective after the period

Resolution	The board of directors meeting on July 31, 2013
Type of shares	Common stock
Total amount of dividends (million yen)	36,045
Dividend per share of common stock (yen)	20.00
Record date	June 30, 2013
Effective date	August 26, 2013
Resource for dividend	Retained earnings

(b)	Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended June 30, 2014

(a)	Information concerning dividends

1.	Dividend payout

Resolution	The ordinary general meeting of shareholders on June 13, 2014
Type of shares	Common stock
Total amount of dividends (million yen)	39,650
Dividend per share of common stock (yen)	22.00
Record date	March 31, 2014
Effective date	June 16, 2014
Resource for dividend	Retained earnings

2.	Dividends payable of which record date was in the three months ended June 30, 2014, effective after the period

Resolution	The board of directors meeting on July 29, 2014
Type of shares	Common stock
Total amount of dividends (million yen)	39,650
Dividend per share of common stock (yen)	22.00
Record date	June 30, 2014
Effective date	August 25, 2014
Resource for dividend	Retained earnings

(b)	Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services

Financial Services Business	Financial, insurance services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Segment Information

As of and for the three months ended June 30, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥396,870	¥2,196,591	¥165,396	¥75,238	¥2,834,095	¥—	¥2,834,095
Intersegment	—	4,404	2,592	2,718	9,714	(9,714)	—

Total	¥396,870	¥2,200,995	¥167,988	¥77,956	¥2,843,809	¥(9,714)	¥2,834,095

Segment income (loss)	¥42,582	¥96,377	¥44,643	¥1,361	¥184,963	¥—	¥184,963

Segment assets	¥1,182,953	¥5,852,034	¥7,206,853	¥334,441	¥14,576,281	¥(377,965)	¥14,198,316
Depreciation and amortization	¥12,145	¥92,554	¥80,755	¥3,256	¥188,710	¥—	¥188,710
Capital expenditures	¥13,026	¥165,344	¥272,287	¥3,611	¥454,268	¥—	¥454,268

As of and for the three months ended June 30, 2014

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥407,742	¥2,319,594	¥186,701	¥74,242	¥2,988,279	¥—	¥2,988,279
Intersegment	—	4,158	2,637	2,759	9,554	(9,554)	—

Total	¥407,742	¥2,323,752	¥189,338	¥77,001	¥2,997,833	¥(9,554)	¥2,988,279

Segment income (loss)	¥43,985	¥99,836	¥51,834	¥2,388	¥198,043	¥—	¥198,043

Segment assets	¥1,207,203	¥6,317,177	¥8,009,019	¥365,019	¥15,898,418	¥(410,597)	¥15,487,821
Depreciation and amortization	¥11,962	¥102,050	¥95,659	¥2,588	¥212,259	¥—	¥212,259
Capital expenditures	¥9,273	¥139,971	¥362,199	¥1,976	¥513,419	¥—	¥513,419

Explanatory notes:

1.	Segment income (loss) of each segment is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses). Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.	Segment assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

4.	Unallocated corporate assets, included in reconciling items, amounted to ¥285,682 million as of June 30, 2013 and ¥253,224 million as of June 30, 2014, respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

5.	Depreciation and amortization of Financial services business include ¥80,397 million for the three months ended June 30, 2013 and ¥94,947 million for the three months ended June 30, 2014, respectively, of depreciation of property on operating leases.

6.	Capital expenditure of Financial services business includes ¥271,474 million for the three months ended June 30, 2013 and ¥361,262 million for the three months ended June 30, 2014, respectively, of purchase of operating lease assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Supplemental Geographical Information

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with additional useful information:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥433,538	¥1,405,502	¥158,869	¥598,369	¥237,817	¥2,834,095	¥—	¥2,834,095
Transfers between geographic areas	542,346	95,806	17,113	108,374	2,902	766,541	(766,541)	—

Total	¥975,884	¥1,501,308	¥175,982	¥706,743	¥240,719	¥3,600,636	¥(766,541)	¥2,834,095

Operating income (loss)	¥62,187	¥71,858	¥(9,740)	¥53,755	¥5,415	¥183,475	¥1,488	¥184,963

Assets	¥3,219,164	¥8,062,987	¥629,302	¥1,688,083	¥739,109	¥14,338,645	¥(140,329)	¥14,198,316
Long-lived assets	¥1,186,448	¥2,679,540	¥126,393	¥466,100	¥156,205	¥4,614,686	¥—	¥4,614,686

As of and for the three months ended June 30, 2014

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥547,782	¥1,453,788	¥174,248	¥604,731	¥207,730	¥2,988,279	¥—	¥2,988,279
Transfers between geographic areas	440,177	91,806	20,345	128,698	534	681,560	(681,560)	—

Total	¥987,959	¥1,545,594	¥194,593	¥733,429	¥208,264	¥3,669,839	¥(681,560)	¥2,988,279

Operating income (loss)	¥62,149	¥67,513	¥(1,487)	¥65,278	¥4,593	¥198,046	¥(3)	¥198,043

Assets	¥3,443,404	¥8,780,234	¥679,266	¥1,999,224	¥748,039	¥15,650,167	¥(162,346)	¥15,487,821
Long-lived assets	¥1,272,648	¥3,099,387	¥138,779	¥584,700	¥165,113	¥5,260,627	¥—	¥5,260,627

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating income (loss) of each geographical region is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses).

3.	Assets of each geographical region are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets.

4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.	Unallocated corporate assets, included in reconciling items, amounted to ¥285,682 million as of June 30, 2013 and ¥253,224 million as of June 30, 2014, respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12) Per Share Data

Basic net income attributable to Honda Motor Co., Ltd. per common share and the bases of computation are as follows:

For the three months ended June 30, 2013 and 2014

	Yen
	June 30, 2013	June 30, 2014
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥67.97	¥81.29

	Yen (millions)
	June 30, 2013	June 30, 2014
The bases of computation
Net income attributable to Honda Motor Co., Ltd.	¥122,499	¥146,512
Amount not applicable to common stock	—	—
Net income attributable to Honda Motor Co., Ltd. applicable to common stock	¥122,499	¥146,512
Weighted average number of common shares	1,802,296,557 shares	1,802,290,925 shares

*	Diluted net income attributable to Honda Motor Co., Ltd. per common share is not provided as there is no potential dilution effect.